Exhibit 99.2

Notice of Annual General Meeting of Shareholders

and Availability of Investor Materials

An Annual General Meeting of Shareholders of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (the “Corporation” or “BBUC”) will be held on Thursday, June 18, 2026 at 9:00 a.m. Eastern Daylight Time (“EDT”) in a virtual meeting format to:

1.	receive (i) the financial statements of the Corporation for the period from October 10, 2025 to December 31, 2025, including the external auditor’s report thereon, and (ii) the consolidated financial statements of Brookfield Business Partners L.P. for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. The Corporation holds its shareholder meetings in virtual-only format as a cost-effective and sustainable means of engaging with shareholders in a manner that affords equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://meetings.lumiconnect.com/400-500-408-521 and entering your control number and password “BBUC2026” (case sensitive). See “Q&A on Voting” in our management information circular dated May 7, 2026 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on Thursday, April 30, 2026. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form and our annual report on Form 20-F (which includes the consolidated financial statements of Brookfield Business Partners L.P. for the fiscal year ended December 31, 2025 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at https://bbuc.brookfield.com/ under “News & Events—Events” and at www.sedarplus.ca and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-866-989-0311 or bbuc.enquiries@brookfield.com and we will mail materials free of charge within three (3) business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. EDT on June 1, 2026.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management representatives identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint yourself as proxyholder in order to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a non-registered shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 16, 2026, or, in the event the virtual meeting is adjourned or postponed, not less than two (2) business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the internet at www.meeting-vote.com; or

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	Email your signed proxy to proxyvote@tmx.com; or

•	Fax your signed proxy to 416-607-7964; or

•	By telephone at 1-888-489-7352 (toll-free North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, TSX Trust Company at 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside North America) or visiting www.tsxtrust.com/control-number-request by no later than the Proxy Deadline and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a control number. This control number will allow your proxyholder to log in to and vote at the meeting online. Without a control number, your proxyholder will not be able to vote or ask questions at the meeting. They will only be able to attend the meeting online as a guest.

By Order of the Board

“A.J. Silber”

A.J. Silber

Managing Director, General Counsel

and Corporate Secretary

May 7, 2026